
05063236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the six months ended June 30, 2005.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT JUNE 30, 2005 AND 2004

(Thousands of Pesos) **CONSOLIDATED**

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**986,267,947**	100	**933,264,544**	100
2	**CURRENT ASSETS**	**265,698,959**	**27**	**205,580,798**	**22**
3	CASH AND SHORT-TERM INVESTMENTS	119,512,545	12	98,219,314	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	47,362,205	5	39,417,388	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	54,897,084	6	34,388,171	4
6	INVENTORIES	43,927,125	4	33,555,925	4
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**26,637,943**	**3**	**25,710,519**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,287,666	0	1,586,601	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,305,257	2	22,527,577	2
11	OTHER INVESTMENTS	45,020	0	1,596,341	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**611,824,740**	**62**	**571,440,565**	**61**
13	PROPERTY	365,378,634	37	316,869,031	34
14	MACHINERY AND INDUSTRIAL	664,413,100	67	618,838,809	66
15	OTHER EQUIPMENT	38,418,084	4	39,485,638	4
16	ACCUMULATED DEPRECIATION	541,883,042	55	501,947,587	54
17	CONSTRUCTION IN PROCESS	85,497,964	9	98,194,674	11
18	**DEFERRED ASSETS (NET)**	**5,122,188**	**1**	**4,130,855**	**0**
19	**OTHER ASSETS**	**76,984,117**	**8**	**126,401,807**	**14**
20	**TOTAL LIABILITIES**	**960,611,928**	100	**924,921,233**	100
21	**CURRENT LIABILITIES**	**136,813,875**	**14**	**145,951,375**	**16**
22	SUPPLIERS	22,394,614	2	26,187,885	3
23	BANK LOANS	23,327,435	2	38,478,498	4
24	STOCK MARKET LOANS	12,762,492	1	23,094,797	2
25	TAXES TO BE PAID	59,831,063	6	46,811,456	5
26	OTHER CURRENT LIABILITIES	18,498,271	2	11,378,739	1
27	**LONG - TERM LIABILITIES**	**468,692,086**	**49**	**419,448,496**	**45**
28	BANK LOANS	160,235,752	17	176,327,419	19
29	STOCK MARKET LOANS	308,456,334	32	243,121,077	26
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**10,385,207**	**1**	**2,683,032**	**0**
32	**OTHER LIABILITIES**	**344,720,760**	**36**	**356,838,330**	**39**
33	**CONSOLIDATED EQUITY**	**25,656,019**	100	**8,343,311**	100
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**25,656,019**	100	**8,343,311**	100
36	**CONTRIBUTED EQUITY**	**121,430,230**	473	**87,531,396**	1,049
37	PAID-IN CAPITAL STOCK (NOMINAL)	121,430,230	473	87,531,396	1,049
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(95,774,211)**	**(373)**	**(79,188,085)**	**(949)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(223,472,812)	(871)	(186,596,470)	(2,236)
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	120,653,677	470	138,673,466	1,662
45	**NET INCOME FOR THE YEAR**	**7,044,924**	**27**	**(31,265,081)**	**(375)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**119,512,545**	100	**98,219,314**	100
46	CASH	26,499,747	22	20,896,906	21
47	SHORT-TERM INVESTMENTS	93,012,798	78	77,322,408	79
18	**DEFERRED ASSETS (NET)**	**5,122,188**	**100**	**4,130,855**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	5,122,188	100	4,130,855	100
21	**CURRENT LIABILITIES**	**136,813,875**	**100**	**145,951,375**	**100**
52	FOREIGN CURRENCY LIABILITIES	29,640,784	22	57,812,735	40
53	MEXICAN PESOS LIABILITIES	107,173,091	78	88,138,640	60
24	**STOCK MARKET LOANS**	**12,762,492**	**100**	**23,094,797**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	12,762,492	100	23,094,797	100
26	**OTHER CURRENT LIABILITIES**	**18,498,271**	**100**	**11,378,739**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	18,498,271	100	11,378,739	100
27	**LONG - TERM LIABILITIES**	**468,692,086**	**100**	**419,448,496**	**100**
59	FOREIGN CURRENCY LIABILITIES	375,964,530	80	367,114,434	88
60	MEXICAN PESOS LIABILITIES	92,727,556	20	52,334,062	12
29	**LONG TERM STOCK MARKET LOANS**	**308,456,334**	**100**	**243,121,077**	**100**
61	BONDS	308,456,334	100	243,121,077	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**10,385,207**	**100**	**2,683,032**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	10,385,207	100	2,683,032	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LIABILITIES**	**344,720,760**	**100**	**356,838,330**	**100**
68	RESERVES	344,720,760	100	352,895,550	99
69	OTHERS LIABILITIES	0	0	3,942,780	1
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**120,653,677**	**100**	**138,673,466**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	120,653,677	100	138,673,466	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	128,885,084	59,629,423
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO JUNE 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**416,991,724**	**100**	**366,690,432**	**100**
2	COST OF SALES	139,124,842	33	110,788,209	30
3	**GROSS INCOME**	**277,866,882**	**67**	**255,902,223**	**70**
4	OPERATING EXPENSES	31,027,702	7	27,126,537	7
5	**OPERATING INCOME**	**246,839,180**	**59**	**228,775,686**	**62**
6	TOTAL FINANCING COST	(1,062,571)	0	18,626,402	5
7	**INCOME AFTER FINANCING COST**	**247,901,751**	**59**	**210,149,284**	**57**
8	OTHER FINANCIAL OPERATIONS	(10,918,607)	(3)	8,017,014	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**258,820,358**	**62**	**202,132,270**	**55**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	256,204,231	61	222,853,288	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,616,127**	**1**	**(20,721,018)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**2,616,127**	**1**	**(20,721,018)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,616,127**	**1**	**(20,721,018)**	**(6)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	(4,428,797)	(1)	10,544,063	3
18	**NET CONSOLIDATED INCOME**	**7,044,924**	**2**	**(31,265,081)**	**(9)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**7,044,924**	**2**	**(31,265,081)**	**(9)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRLÕEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**416,991,724**	**100**	**366,690,432**	**100**
21	DOMESTIC	232,969,754	56	217,248,195	59
22	FOREIGN	184,021,970	44	149,442,237	41
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(1,062,571)**	**100**	**18,626,402**	**100**
24	INTEREST PAID	28,626,259	2,694	16,650,597	89
25	EXCHANGE LOSSES	(16,090,029)	(1,514)	13,922,767	75
26	INTEREST EARNED	10,816,685	1,018	6,796,437	36
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(2,782,116)	(262)	(5,150,525)	(28)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(10,918,607)**	**100**	**8,017,014**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(10,918,607)	(100)	8,017,014	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**256,204,231**	**100**	**222,853,288**	**100**
32	INCOME TAX	256,204,231	100	222,853,288	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	823,888,417	705,995,432
37	NET INCOME OF THE YEAR	12,814,430	(69,927,293)
38	NET SALES (**)	823,888,417	705,995,432
39	OPERATION INCOME (**)	464,819,801	402,580,548
40	NET INCOME OF MAJORITY INTEREST (**)	12,814,430	(69,927,293)
41	NET CONSOLIDATED INCOME (**)	12,814,430	(69,927,293)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO JUNE 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**221,272,841**	**100**	**194,602,230**	**100**
2	COST OF SALES	78,673,183	36	57,737,442	30
3	**GROSS INCOME**	**142,599,658**	**64**	**136,864,788**	**70**
4	OPERATING EXPENSES	15,773,491	7	13,725,784	7
5	**OPERATING INCOME**	**126,826,167**	**57**	**123,139,004**	**63**
6	TOTAL FINANCING COST	(4,513,961)	(2)	14,787,515	8
7	**INCOME AFTER FINANCING COST**	**131,340,128**	**59**	**108,351,489**	**56**
8	OTHER FINANCIAL OPERATIONS	(7,010,829)	(3)	10,335,161	5
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**138,350,957**	**63**	**98,016,328**	**50**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	136,446,926	62	117,701,073	60
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,904,031**	**1**	**(19,684,745)**	**(10)**
12	SHARE IN NET INCOME OF SUBIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**1,904,031**	**1**	**(19,684,745)**	**(10)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,904,031**	**1**	**(19,684,745)**	**(10)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BGINNING OF THE YEAR B CHANGES IN ACCOUNTING PRINCIPLES	(2,683)	0	(8,230)	0
18	**NET CONSOLIDATED INCOME**	**1,906,714**	**1**	**(19,676,515)**	**(10)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,906,714**	**1**	**(19,676,515)**	**(10)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**221,272,841**	**100**	**194,602,230**	**100**
21	DOMESTIC	119,467,035	54	111,045,223	57
22	FOREIGN	101,805,806	46	83,557,007	43
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(4,513,961)**	**100**	**14,787,515**	**100**
24	INTEREST PAID	18,060,096	400	10,077,426	68
25	EXCHANGE LOSSES	(13,127,522)	(291)	11,416,228	77
26	INTEREST EARNED	8,675,932	192	5,246,157	35
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(770,603)	(17)	(1,459,982)	(10)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(7,010,829)**	**100**	**10,335,161**	**100**
29	OTHER NET EXPENSES (INCOME) NET	7,010,829	(100)	10,335,161	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**136,446,926**	**100**	**117,701,073**	**100**
32	INCOME TAX	136,446,926	100	117,701,073	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO JUNE 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**7,044,924**	**(31,265,081)**
2	+(-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	26,367,955	50,918,972
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**33,412,879**	**19,653,891**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	22,149,187	(944,016)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**55,562,066**	**18,709,875**
6	CASH FLOW FROM EXTERNAL FINANCING	30,476,658	31,522,745
7	CASH FLOW FROM INTERNAL FINANCING	(14,965,246)	(9,651,700)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**15,511,412**	**21,871,045**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(37,040,956)**	**(20,057,189)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	34,032,522	20,523,731
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	85,480,023	77,695,583
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	119,512,545	98,219,314

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**26,367,955**	**50,918,972**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,043,002	20,561,223
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	28,140,089	22,222,357
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(25,815,136)	8,135,392
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**22,149,187**	**(944,016)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	28,810,326	580,822
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(7,907,284)	(4,444,960)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	4,072,973	(12,979,652)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(4,409,542)	(9,347,087)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,582,714	25,246,861
6	**CASH FLOW FROM EXTERNAL FINANCING**	**30,476,658**	**31,522,745**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	17,783,809	2,512,081
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	127,206,247	53,047,760
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	7,727,979
27	(-) BANK FINANCING AMORTIZATION	(34,691,213)	(29,210,965)
28	(-) STOCK MARKET AMORTIZATION	(45,753,797)	(2,554,110)
29	(-) OTHER FINANCING AMORTIZATION	(34,068,388)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(14,965,246)**	**(9,651,700)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	961,792
31	(-) DIVIDENS PAID	(10,387,839)	(10,613,492)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(4,577,407)	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(37,040,956)**	**(20,057,189)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(37,040,956)	(20,057,189)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	1.69	%	(8.53)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	49.95	%	(838.12)	%
3	NET INCOME TO TOTAL ASSETS (**)	1.30	%	(7.49)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(40.74)	%	(24.56)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	39.49	%	(16.47)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.84	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.35	times	1.24	times
8	INVENTORIES ROTATION (**)	7.94	times	7.63	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18	days	17	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.98	%	1.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	97.40	%	99.11	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	37.44	times	110.86	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.22	%	45.94	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	76.61	%	73.40	%
15	OPERATING INCOME TO INTEREST PAID	8.62	times	13.74	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.76	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.94	times	1.41	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.62	times	1.18	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.28	times	0.22	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	87.35	%	67.30	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.01	%	5.36	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.31	%	(0.26)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.94	times	1.12	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	196.48	%	144.13	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(96.48)	%	(44.13)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Aat	QUARTER OF PREIOUS FINANCIAL YEAR Aat
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETROLEOS MEXICANOS

MANAGEMENT DISCUSSION AND ANALYSIS

ANNEX 1

CONSOLIDATED

Final printing

July 28, 2005

PEMEX unaudited financial results report as of June 30, 2005

Financial highlights

PEMEX, Mexico's oil and gas company, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of June 30, 2005.

* Total sales increased 14% as compared to the second quarter of 2004, reaching Ps. 221.3 billion (US$20.6 billion)1
* Crude oil exports averaged 1,806 thousand barrels per day (Mbd), down 3% from the second quarter of 2004
* Income before taxes and duties increased 41% as compared to the second quarter of 2004, to Ps. 138.4 billion (US$12.9 billion)
* Net income for the quarter was Ps. 1.9 billion (US$0.2 billion) as compared to a loss of PS. 30.3 billion in the second

Operational highlights

Total liquid hydrocarbons production in the second quarter of 2005 totaled 3,870 Mbd, 0.2% less than the production in the second quarter of 2004:

* Crude oil production increased 3 Mbd, to 3,425 Mbd
* Natural gas production rose 6% to 4,861 million cubic feet per day (MMcfd)
* Natural gas liquids production decreased 3% to 445 Mbd
* Gas flaring represented 3.4% of total natural gas production

Operating items

Exploration and production

Crude oil production went from 3,422 Mbd in the second quarter of 2004 to 3,425 Mbd in the second quarter of 2005. This variation was mainly due to:

* An increase of 17 Mbd in total light and extra-light crude oil production due to the conclusion of infrastructure works and the completion and work over of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX   QUARTER: 2   YEAR: 2005

PETROLEOS MEXICANOS

MANAGEMENT DISCUSSION AND ANALYSIS

ANNEX 1

CONSOLIDATED

Final printing

July 28, 2005

PEMEX unaudited financial results report as of June 30, 2005

Financial highlights

PEMEX, Mexico's oil and gas company, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of June 30, 2005.

* Total sales increased 14% as compared to the second quarter of 2004, reaching Ps. 221.3 billion (US$20.6 billion)1
* Crude oil exports averaged 1,806 thousand barrels per day (Mbd), down 3% from the second quarter of 2004
* Income before taxes and duties increased 41% as compared to the second quarter of 2004, to Ps. 138.4 billion (US$12.9 billion)
* Net income for the quarter was Ps. 1.9 billion (US$0.2 billion) as compared to a loss of PS. 30.3 billion in the second

Operational highlights

Total liquid hydrocarbons production in the second quarter of 2005 totaled 3,870 Mbd, 0.2% less than the production in the second quarter of 2004:

* Crude oil production increased 3 Mbd, to 3,425 Mbd
* Natural gas production rose 6% to 4,861 million cubic feet per day (MMcfd)
* Natural gas liquids production decreased 3% to 445 Mbd
* Gas flaring represented 3.4% of total natural gas production

Operating items

Exploration and production

Crude oil production went from 3,422 Mbd in the second quarter of 2004 to 3,425 Mbd in the second quarter of 2005. This variation was mainly due to:

* An increase of 17 Mbd in total light and extra-light crude oil production due to the conclusion of infrastructure works and the completion and work over of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes

Three drilling platforms and the riser platform E-Ku-A2 are currently being installed. The riser platform will receive the hydrocarbons extracted by the drilling platforms.

The project also considers the construction of 42 pipelines (with diameters ranging from 12 to 36 inches) with a total approximate length of 162 km. and one storage tank, with a capacity of 500 Mb, at the Pajaritos Maritime Terminal.

The Crudo Ligero Marino project considers the construction of:

* 10 drilling platforms
* 20 pipelines (with diameters ranging from 10 to 24 inches) with a total approximate length of 199 km.

During the second quarter of 2005, the installation of the platforms SP-May-DL-1 and
PP-May-B was concluded. These platforms are prepared to receive the drilling equipment.

The objective of the Ixtal-Manik project is to develop the crude oil and associated natural gas reserves in the Ixtal and Manik fields. This project includes the construction of:

* Two drilling platforms
* Two pipelines (with diameters ranging from 10 to 24 inches) with a total approximate length of 23.7 km.

During the second quarter of 2005, the platform PP-Manik-A was installed and is prepared to receive the drilling equipment. Also, the construction of a 5.5 km. long pipeline running from Manik-A to Ixtal-A, to handle production, was concluded.

Works related to the Homol-Tumut project began on the second quarter of 2005. The project's objective is to develop crude oil and associated natural gas reserves. The project includes:

* Seven drilling platforms
* Seven pipelines (with diameters ranging from 10-24 inches) with a total approximate length of 65 km.

The Cantarell project currently considers the construction of additional infrastructure which exhibit different degrees of completion. The additional works include:

* Three drilling platforms
* Twenty-three pipelines (with diameters ranging from 12 to 24 inches) with a total approximate length of102 km.

The Arenque integral project includes the construction of:

* Three drilling platforms

* Four pipelines (with diameters ranging from 12 to 16 inches) with a total approximate length 49 km.

The construction of the drilling platform, Lobina A, was concluded during the second quarter of 2005. This platform is being installed. The pipeline associated to this platform is currently under construction.

During the second quarter of 2005, 2D seismic increased 41% compared to the same quarter last year. This increase was mainly due to greater activity in the Burgos basin. 3D seismic decreased 61%, mainly as a result of several projects moving ahead to the analysis phase of the seismic information previously obtained.

Gas and basic petrochemicals

During the second quarter of 2005, total natural gas processing fell 2% due to a decrease in sour wet gas processing at the on-shore gas processing centers. This decrease was primarily due to a higher process of natural gas at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. The natural gas processed off-shore is re-injected into the wells in order to improve production.

Sweet wet gas processing rose 24% due to the steady operation of the two modular cryogenic plants in the Burgos Gas Processing Center, which started operating in March and May, 2004.

Dry gas production averaged 3,174 MMcfd, similar to the production registered in the second quarter of 2004.

Natural gas liquids production fell 3% as a result of a lower supply of associated natural gas.

The constructions of the modular cryogenic plants 3 and 4, at the Burgos Gas Processing Center, are proceeding in schedule and are expected to start operations before the fourth quarter of 2006.

Similar to the modular cryogenic plants 1 and 2, which started operations in 2004, the plants 3 and 4, will have a processing capacity of 200 MMcfd of sweet wet gas.

Refining

During the second quarter of 2005, heavy crude oil processing decreased 2%, while light crude oil processing decreased 5%, as compared to the second quarter of 2004. As a result, total crude oil processing fell 4% due to scheduled plant maintenance, mechanical failures and high products inventories.

As a consequence of the factors mentioned above, gasoline, fuel oil and diesel production decreased 8%, 5% and 6%, respectively, as compared to the second quarter of 2004.

In the second quarter of 2005, Mexico's refining margin increased 46% to US$5.04 per barrel from US$3.46 per barrel in the second quarter of 2004. This increase is mainly a result of higher prices for refined products during the first quarter of 2005, as compared to the first quarter of 2004.

The number of franchised gas stations rose 8% to 6,940 as of June 30, 2005, from 6,437 as of June 30, 2004.

Petrochemicals

Total petrochemicals production for the second quarter of 2005 was 2,704 thousand tons (Mt) which is similar to that of the second quarter of 2004. Notwithstanding, there were production increases in ethane derivatives and certain aromatics.

In the first semester of 2005, the vinyl chloride plant at La Cangrejera Petrochemical Complex in Coatzacoalcos, Veracruz restarted operations.

During the first quarter of 2006, PEMEX expects to start operations of a "swing" plant at the Morelos Petrochemical Complex in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low-density linear polyethylene (LDLPE) or high density polyethylene (HDPE). Total investment is expected to be Ps. 1.1 billion (US$0.1 billion).

Proposals for the ethylene, polyethylene and propylene plants are currently being evaluated. Once PEMEX, the Ministry of Finance, the Ministry of Energy and the private sector firms involved in the project conclude this evaluation, the final decision will be published.

International trade2

In the second quarter of 2005, PEMEX's crude oil exports averaged 1,806 Mbd, 3% lower than the volume registered during the second quarter of 2004. Approximately 86% of the total crude oil exports were heavy crude oil (Maya) and the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

82% of the total crude oil exports were delivered to the United States, while the remaining 18% were distributed among Europe (11%) and the rest of America (7%).

The weighted average export price of the Mexican crude oil basket for the second quarter of 2005 was US$41.19 per barrel, as compared to US$30.23 per barrel in the second quarter of 2004.

In the second quarter of 2005, exports of refined products averaged 191 Mbd, 19% higher than those in the same period of 2004. This was primarily due to higher availability of long residue, light cycle oil, diesel, heavy naphtha and butane. Light cycle oil and butane had not been traded recently. The diesel exported to Central America registered a significant growth.

Petrochemical exports increased 22%, or 47 Mt, totaling 261 Mt. This increase was attributed to the greater availability of monoethyleneglycol (MEG), ethylene, diethylenglycol, toluene and benzene. During the second quarter of 2004, diethyleneglycol, toluene and benzene were not exported.

In the second quarter of 2005, natural gas imports averaged 499 MMcfd, 25% less than the imports registered during the second quarter of 2004. Imports decreased due to an increase in PEMEX's production.

In the second quarter of 2005, imports of refined products increased 29%, from 278 Mbd in the second quarter of 2004 to 358 Mbd in the same period of 2005. The increase was a result of higher demand for regular gasoline and fuel oil. Regular gasoline imports were mostly transported by tankers, and the increase in fuel oil demand resulted primarily from CFE.

In the second quarter of 2005, petrochemicals imports decreased 8%, as compared to the second quarter of 2004, to 61 Mt, due to a reduction in isobutene imports. The isobutene is used as an input in the alkylation plants in the Cadereyta refinery which are currently under maintenance works.

Financial results as of June 30, 2005

Total sales

During the second quarter of 2005 total sales (including the special tax on production and services, or IEPS) increased 14% in constant pesos to Ps. 221.3 billion (US$20.6 billion), as compared to Ps. 194.6 billion in the second quarter of 2004.

Domestic sales, including IEPS, increased 8% to Ps. 119.5 billion (US$11.1 billion) during the second quarter of 2005, from Ps. 111.0 billion during the same period of 2004. Domestic sales, net of IEPS, increased 19% to Ps. 115.6 billion (US$10.7 billion) during the second quarter of 2005, from Ps. 96.8 billion during the same period of 2004. The increase in total domestic sales was attributable to the following:

* Natural gas sales decreased 0.3% to Ps. 17.8 billion (US$1.7 billion) from Ps. 17.9 billion. Natural gas sales volume decreased 1% to 2,666 MMcfd from 2,700 MMcfd. The average sales price of natural gas for the second quarter of 2004 was US$6.58 per million British Thermal Units (MMBtu), as compared to US$6.65 per MMBtu for the same period of 2005
* Sales of refined products, net of IEPS, grew 24% to Ps. 92.7 billion (US$8.6 billion) from Ps. 74.6 billion. Refined products sales volume increased 5% to 1,785 Mbd, from 1,702 Mbd. The IEPS generated by these sales decreased 73% to Ps. 3.9 billion (US$0.4 billion) from Ps. 14.2 billion. Sales of refined products, including IEPS, increased 9% to Ps. 96.6 billion (US$9.0 billion) from Ps. 88.8 billion
* Petrochemical sales increased 16% to Ps. 5.0 billion (US$0.5 billion) from Ps. 4.3 billion. Petrochemicals sales volume grew 3% to 917 Mt from 889 Mt

Export sales totaled Ps. 101.8 billion (US$9.5 billion), 22% higher than the Ps. 83.6 billion registered in the second quarter of 2004, and were distributed as follows:

* Crude oil and condensates export sales increased 19% to Ps. 90.6 billion (US$8.4 billion) from Ps. 76.1 billion. Crude oil exports volume fell 3% to 1,806 Mbd from 1,861 Mbd

* Refined products export sales rose 50% to Ps. 10.1 billion (US$0.9 billion) from Ps. 6.7 billion. Refined products exports volume grew 19% to 191 Mbd from 160 Mbd
* Petrochemical products export sales increased 48% to Ps. 1.1 billion (US$0.1 billion) from Ps. 0.8 billion. Petrochemical products exports volume increased 22% to 261 Mt from 214 Mt

Costs and operating expenses

Costs and operating expenses increased 32% as compared to the second quarter of 2004, reaching Ps. 94.4 billion (US$8.8 billion).

Cost of sales increased 36%, or Ps. 20.9 billion, to Ps. 78.7 billion (US$7.3 billion). The increase is composed of the following changes:

* A Ps. 6.21 billion increase in imports of products
* A Ps. 2.8 billion increase in depreciation and amortization expenses
* A Ps. 3.1 billion increase in operational maintenance

Transportation and distribution expenses decreased 0.5% to Ps. 4.62 billion (US$0.4 billion) in the second quarter of 2005, from Ps. 4.64 billion in the second quarter of 2004.

Administrative expenses increased 23% to Ps. 11.2 billion (US$1.0 billion) in the second quarter of 2005, from Ps. 9.1 billion in the same period of 2004.

The cost of the reserve for retirement payments, pensions and indemnities increased 31% to Ps. 14.5 billion (US$1.4 billion) in the second quarter of 2005 from Ps. 11.1 billion in the comparable period of 2004. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments results not only from the natural evolution of the reserve but also from the incorporation of medical services into the reserve as a result of adopting Mexican GAAP Bulletin D-3 "Labor Obligations".

Operating income

Operating income in the second quarter of 2005 totaled Ps. 126.8 billion (US$11.8 billion), 3% higher than the comparable figure for the second quarter of 2004 of Ps. 123.1 billion.

Excluding IEPS, operating income grew 13%, or Ps. 14.0 billion, to Ps. 122.9 billion (US$11.4 billion) in the second quarter of 2005 from Ps. 108.9 billion in the same period of 2004.

Comprehensive financing cost

Comprehensive financing cost decreased by Ps. 23.6 billion, to Ps. (8.8) billion (US$(0.8) billion) in the second quarter of 2005 from Ps. 14.8 billion in the second quarter of 2004. This reduction was caused by:

* An increase of Ps. 0.3 billion in net interest expense
* A decrease of Ps. 24.5 billion in net foreign exchange loss

* A decrease of Ps. 0.7 billion in the monetary position gain

Net interest expense increased 6% to Ps. 5.1 billion (US$0.5 billion) in the second quarter of 2005, from Ps. 4.8 billion in the same period of 2004.

Interest expense increased Ps. 5.5 billion, while interest income increased Ps. 5.2 billion.

Net foreign exchange gain totaled Ps. 13.1 billion (US$1.2 billion) in the second quarter of 2005 as compared to a net foreign exchange loss of Ps. 11.4 billion in the second quarter of 2004.

Monetary gain for the second quarter of 2005 was Ps. 0.8 billion (US$0.1 billion), representing a 47% decrease from the monetary gain of the same period of 2004.

Even though there was a 0.09% deflation in the second quarter of 2004, the 0.35% deflation registered during the second quarter of 2005 caused a reduction in the monetary gain.

Other revenues

During the second quarter of 2005, other net revenues increased 127% to Ps. 2.8 billion (US$0.3 billion). The corresponding figure for the second quarter of 2004 was a net expense of Ps. 10.3 billion.

The increase was mainly due to the recognition of Ps. 13.2 billion as impairment of fixed assets during the second quarter of 2004 which was not observed on the comparable period of 2005.

The impairment of fixed assets was done in accordance to the Accounting Bulletin C-15 "Impairment on the Value of Fixed Assets and Disposal" which pretends to reflect in the net income the difference between the value of the asset registered and the present value of the expected future flows associated to the asset.

Income before taxes and duties

Income before taxes and duties for the second quarter of 2005 was Ps. 138.4 billion (US$12.9 billion), 41% higher than the Ps. 98.0 billion observed in same period of 2004. The increase is principally the result of:

* A reduction of Ps. 23.6 billion in comprehensive financing cost
* An increase of Ps. 13.1 billion in other net revenues

Taxes and duties

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales3. This includes the special tax on production and services (IEPS) that applies to gasoline.

From the second quarter of 2004, as compared to the same period of 2005, taxes and duties paid increased 16%, from Ps. 117.7 billion to Ps. 136.4 billion (US$12.7 billion).

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it collects an amount based on an estimate of its production cost, assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX collects is primarily IEPS.

Therefore, when the crude oil price and the production cost of gasoline are high, the IEPS decreases. The converse is true when crude oil prices are low.

For the second quarter of 2004, the weighted average crude oil export price was US$30.23 per barrel. For the same period of 2005, this price increased 36%, reaching US$41.19 per barrel. For the second quarter of 2004, IEPS totaled Ps. 14.2 billion (US$1.3 billion), and for the second quarter of 2005, it totaled Ps. 3.9 billion (US$0.4 billion).

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty is equal to 39.2% of the revenues from crude oil export sales in excess of the threshold prince set by the Mexican Government of US$23.00 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.00 per barrel will be allocated as follows:

* 50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake
* 50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

During the second quarter of 2005, the excess gains duty paid by PEMEX totaled Ps. 13.6 billion (US$1.3 billion) while in the same quarter of 2004, the duty for infrastructure totaled Ps. 8.3 billion (US$0.8 billion).

On May 13, 2005, PEMEX received Ps. 0.7 billion (US$0.06 billion) as an advance of the reimbursement of the excess gains duty corresponding to the second quarter of 2005. PEMEX expects to receive Ps. 3.92 billion (US$0.36 billion) as an advance of the reimbursement of the excess gains duty corresponding to the first semester of 2005. Likewise, PEMEX expects that the total reimbursement of the excess gains duty corresponding to 2005 will be Ps. 14.8 billion (US$1.4 billion).

Net income

In the second quarter of 2005, PEMEX recorded a net income of Ps. 1.9 billion (US$0.2 billion), compared to a net loss of Ps. 30.2 billion in the comparable period of 2004. The Ps. 32.1 billion increase in the net income is explained by:

* An increase of Ps. 3.7 billion in operating income
* An increase of Ps. 23.6 billion in the comprehensive financing cost
* An increase of Ps. 13.1 billion in other revenues
* An increase of Ps. 18.7 in taxes and duties

* An increase of Ps. 10.5 resulting form the cumulative effect due to the adoption of new accounting standards

EBITDA

EBITDA increased 28% to Ps. 153.2 billion (US$14.2 billion) in the second quarter of 2005 from Ps. 119.9 billion in the comparable period of 2004. EBITDA is reconciled to net income as shown in the following table:

Total assets

As of June 30, 2005, total assets were Ps.986.3 billion (US$91.5 billion), representing a 6%, or Ps. 53.0 billion increase, as compared to total assets as of June 30, 2004.

* Cash and cash equivalents increased 22%, or Ps. 21.3 billion
* Accounts receivable increased 28%, or Ps. 20.9 billion
* Valuation of inventories increased 31%, or Ps. 10.4 billion, as a result of higher hydrocarbon prices
* Financial derivative instruments increased Ps. 7.6 billion
* Properties and equipment increased 7%, or Ps. 40.4 billion, reflecting new investments
* Other assets decreased 30%, or Ps. 47.5 billion, mainly as a result of the application of the new Bulletin D-3 "Labor Obligations" that separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities

Total liabilities increased 4% to Ps. 961 billion (US$89.2 billion), compared to June 30, 2004.

* Short-term liabilities increased 6%, or Ps. 9.1 billion, to Ps. 136.8 billion (US$12.7 billion), primarily as a result of the increase in taxes payable and financial derivative instruments
* Long-term liabilities increased 6%, or Ps. 44.8 billion, to Ps. 823.8 billion (US$76.5 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under "Financing Activities".

The reserve for retirement payments, pensions and seniority premiums decreased 1% to Ps. 328.6 billion (US$30.5 billion) from Ps. 332.8 billion as of June 30, 2004. The Ps. 4.1 billion decrease resulted from:

* A decrease of Ps. 43.2 billion due to a change in accounting standard in accordance with Bulletin D-3 "Labor Obligations" that separates pensions and benefits and no longer requires a minimal reserve for retirements benefits
* An increase of Ps. 6.6 billion due to a decrease in the pension fund
* An increase of Ps. 13.3 billion due to a decrease of one year in the funding period
* An increase of Ps. 11.2 billion due to the difference between the realized and the expected wages' negotiation
* An increase of Ps. 4.2 billion due to one more year of payroll seniority

* An increase of Ps. 3.8 billion due to changes in actuarial assumptions

Equity

As of June 30, 2005, PEMEX's equity increased 208%, or Ps. 17.3 billion, to Ps. 25.7 billion (US$2.4 billion), from Ps. 8.3 billion as of June 30, 2004. The increase in equity was due to:

* An offsetting effect of Ps. 33.9 billion due to the capitalization of the duty for infrastructure recorded in 2004
* A decrease of Ps. 7.0 billion attributable to the excess of the threshold affecting the intangible asset associated with the reserve for retirement payments, pensions and seniority premiums
* A decrease of Ps. 7.6 billion due to the restatement of equity
* A decrease of Ps. 3.4 billion due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An increase of Ps. 1.4 billion in cumulative net losses

Results by segment

Total sales of each subsidiary entity increased from the second quarter of 2004, as compared to the second quarter of 2005.

The operating loss of Pemex Refining totaled Ps. 3.4 billion (US$0.3 billion), Ps. 23.6 billion lower as compared to the second quarter of 2004.

The operating loss of Pemex Petrochemicals totaled Ps. 4.7 billion (US$0.4 billion), Ps. 3.4 billion lower as compared to the second quarter of 2004.

Changes in financial position

During the second quarter of 2005, funds provided by operating activities totaled Ps. 55.6 billion (US$5.2 billion). The increase of Ps. 36.9 billion over the funds provided by operating activities in the second quarter in 2004 is primarily due to the increase in net income and in accounts receivable.

During the second quarter of 2005, funds used in investing activities increased to Ps. 37.0 billion (US$3.4 billion) as a result of an increase in fixed assets.

The main difference between realized capital expenditure and the increase in fixed assets is due to maintenance expenditures.

Considerations for 2004

In the audited statement of changes in financial position as of December 31, 2004, the resources generated by the contribution of the Federal Government by the reimbursement of the duty for infrastructure of Ps. 32.7 billion (US$3.0 billion) and deposited by PEMEX in a Trust (Banco Santander Serfin, S.A. Comisión Mercantil), were considered as funds used in operating activities. If that amount were considered as funds used by financing activities, the funds provided by operating activities would increase from Ps. 6 billion to Ps. 38.7 billion; reflecting an increase of Ps. 20.7 billion in the funds provided by operating activities form 2003 to 2004.

Change in functional currency

As part of the revision to the reconciliation of PEMEX's financial statements in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) to United States Generally Accepted Accounting Principles (U.S. GAAP), PEMEX jointly with the external auditor determined that the functional currency of the Pemex Project Funding Master Trust (Master Trust) for financial derivatives was the U.S. Dollar. This criterion impacts both financial derivatives classified as "hedging" and those classified as "speculative" as well as its accounting.

The aforementioned criterion had been applied consistently until December 31, 2003. Nonetheless, for the purpose of filing the U.S. GAAP reconciliation contained in its annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC), for the fiscal year ended December 31, 2004, the external auditor recommended that the functional currency of the Master Trust should be the Mexican Peso. This change had an effect of US$0.8 billion on the reconciliation of net income to U.S. GAAP as of December 31, 2004.

The basis for this change is paragraph 6 in Statement FAS 52 "Foreign Currency Translation" which establishes that the parent company's currency generally would be the functional currency for foreign operations that are a direct and integral component or extension of the parent company's operations.

The U.S. Dollar remains as the Master Trust functional currency for financial information under Mexican GAAP. However, it may be the case that the financial statements as of September 30, 2005 will reflect the cumulative effect due to the recognition of the Mexican Peso as the functional currency starting January 1, 2005. This would be based on Bulletin C-10 "Derivative Financial Instruments and Hedge Operations", in effect since January 1, 2005.

Financing activities

Financing activities

During the first half of 2005, US$6.7 billion were raised as follows:

* US$1.7 billion in foreign capital markets
* US$2.5 billion in the Mexican capital market
* US$2 billion in bank loans
* US$0.5 billion from export credit agencies (ECA's)

Approximately 63% of this amount has been raised in the international markets, and the rest was raised in the Mexican market.

For the rest of 2005, PEMEX plans to raise an additional US$1.9 billion, to be allocated as follows:

* US$0.8 billion in foreign capital markets
* US$0.4 billion in the Mexican capital market
* US$0.5 billion from export credit agencies (ECA's)
* US$0.2 billion in bank loans

During the fourth quarter of 2005 and depending on market conditions, PEMEX may partially pre-fund its financing program for 2006.

Capital markets

During the first six months of 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

* On February 24, 2005, EUR1.0 billion of its 5.5% notes due 2025
* On March 22, 2005, a syndicated credit facility of US$4.3 billion divided into two tranches:
* US$2.2 billion maturing on 2010 bearing an interest rate of LIBOR plus 50 basis points
* US$2.1 billion maturing on 2012 bearing an interest rate of LIBOR plus 65 basis points
* Of the US$4.3 billion obtained in this credit facility, US$2.2 billion were used to refinance current syndicated credit facilities and the rest was used to finance this year's capital expenditures.
* On June 8, 2005, US$ 1.5 billion notes divided in two tranches:
* US$1.0 billion maturing on 2015 with a 5.57% coupon
* US$0.5 billion maturing 2035 with a 6.625% coupon
* On July 18, 2005, PEMEX amended its US$1.25 billion revolving syndicated credit facility originally signed in June 2004. The amendment involved:
* A reduction of the interest rate margins over LIBOR payable
* A reduction of the engagement fee
* A one year extension of the maturity of the facility

* On December 23, 2004, Trust F/163 issued notes in the Mexican market. The amount was denominated in Unidades de Inversión (Units of Investment or UDI's) equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate and a 15 year maturity
* On February 1, 2005, the issuance for UDI's was reopened in an amount equivalent to Ps. 6 billion with a 9.07% interest rate and a 15 year maturity
* On February 11, 2005, Trust F/163 issued Ps.15 billion of notes in the Mexican market. The issuance was done in two tranches:
* Ps. 7.5 billion, with a floating interest rate equal to 91 days CETES plus 51 basis points, due in 2010
* Ps. 7.5 billion, with a floating interest rate equal to 182 days CETES plus 57 basis points, due in 2013
* On May 13, 2005, the February, 2005 notes issuance was reopened for Ps.10 billion divided in two tranches:
* Ps. 5.013 billion, with a floating interest rate equal to 91 days CETES plus 49 basis points, due in 2010
* Ps. 4.987 billion, with a floating interest rate equal to 182 days CETES plus 55 basis points, due in 2013

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which are financially guaranteed by an insurance policy and therefore are rated AAA:

The notes selected for redemption are traded in the secondary market at return rates similar to those of the bonds that are not financially guaranteed by an insurance policy, and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes is US$994 million:

* US$194 million principal amount of 6.50% notes due 2008
* US$400 million principal amount of 6.30% notes due 2010
* US$250 million principal amount of 7.33% notes due 2012
* US$150 million principal amount of 7.80% notes due 2013

Once the redemption is completed, the outstanding principal amount of Pemex Finance, Ltd. notes will be US$2.4 billion with maturities between 2007 and 2018.

Total debt

As of June 30, 2005, total consolidated debt including accrued interest was Ps. 499.8 billion (US$46.4 billion). This figure represents an increase of 4%, or Ps.18.8 billion, compared to the figure recorded on June 30, 2004. Total debt includes:

* Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163 and RepCon Lux S.A.
* Notes payable to contractors
* Sale of future accounts receivable (representing Pemex Finance debt of US$0.8 billion as of June 30, 2005)

Net debt, or the difference between debt and cash equivalents, decreased Ps. 2.5 billion, to Ps. 380.3 billion (US$ 35.3 billion) as of June 30, 2005, from Ps. 382.8 billion as of June 30, 2004.

Total debt with a remaining maturity of less than twelve months was Ps. 31.1 billion (US$2.9 billion) as of June 30, 2005, including:

* Ps. 30.2 billion (US$2.8 billion) in documented debt
* Ps. 0.9 billion (US$0.1 billion) in notes payable to contractors

As of June 30, 2004, the corresponding amounts were Ps. 59.4 billion and Ps. 2.2 billion, respectively, with total short-term debt of Ps. 61.6 billion.

Total long-term debt as of June 30, 2005 was Ps. 468.7 billion (US$43.5 billion). This figure includes:

* Ps. 450.8 billion (US$41.9 billion) in documented debt
* Ps. 9.6 billion (US$0.9 billion) in notes payable to contractors
* Ps. 8.2 billion (US$0.8 billion) in sale of future accounts receivable

As of June 30, 2004 these figures were Ps. 366.1 billion, Ps. 13.0 billion and Ps. 40.4 billion, respectively. Total long-term debt was Ps. 419.4 billion.

To consolidate the debt of Pemex Finance, Ltd., it is necessary to add the difference between the remaining debt of this vehicle (US$2.4 billion) and the balance of the sales of accounts receivable (US$0.8 billion), which results in US$1.6 billion.

PEMEX plans to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings. The average duration of its debt exposure is presented in the following table.

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2005, approximately 63% of PEMEX's debt exposure carried a fixed interest rate, and 37% of its debt bore interest at floating rates.

Although most of PEMEX's debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX's U.S. dollar debt exposure has decreased seven percentage points from June 30, 2004 to the same date of 2005.

During the second quarter of 2005, PEMEX arranged a short-term hedging program in order to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of acquiring options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX's annual crude oil production.

Other relevant topics

To date in 2005, the following accidents occurred in the states of Veracruz and Tabasco:

* On January 24, 2005, a light naptha spillage was registered in the region of Agua Dulce, Veracruz. The accident occurred due to the rupture of a 12-inch gasoline pipeline running from the Cactus Gas Processing Center to La Cangrejera Petrochemical Center in Veracruz
* On February 2, 2005, a crude oil spillage of approximately 60 liters took place in the Christmas tree of the Tonalá No. 3 well on kilometer 39 of the Coatzacoalcos - Villahermosa highway. The spillage was caused by a herd of cattle striking the facility
* On March 12, 2005, a diesel and crude oil leak of approximately 100 liters was registered in the 5-A pumping station of the 24-30 inch oil pipeline in Nogales, Veracruz
* On April 13, 2005, an ammonia spillage took place in the pipeline running from the Cosoleacaque petrochemical facilities to the Pajaritos Maritime Terminal in Veracruz. The accident occurred while personnel of a company hired by PEMEX were performing maintenance duties
* On May 3, 2005, burning pastures made contact with the 16 inch crude oil pipeline, running through the Luna-Sen-Pijije-Oxiacaque section, in the municipality of Centla, Tabasco. No damages to surrounding communities or to PEMEX's facilities occurred
* On June 28, 2005, a crude oil theft from pipeline number 3 of the 36 inches crude oil pipeline running from Dos Bocas to Trampa El Misterio, in the state of Tabasco, caused a crude oil spillage of around five thousand barrels of crude oil. The pipeline was repaired by PEMEX

* On July 8, 2005, a leak in the 48 inch gas pipeline that runs from Dos Bocas to La Trinidad, Tabasco, caused a fire resulting from natural getting ignited. Studies determined that no gas spread to the atmosphere
* On July 13, 2005, an explosion occurred in a 36 inch crude oil pipeline running from the Pajaritos Maritime Terminal to the single buoy in the Allende Congregation, in the state of Veracruz. No environmental damage or risk to the surrounding communities was registered
* On July 24, 2005, a leakage was registered in the 20 inch ethane pipeline running from the Cactus Gas Processing Center in Chiapas to the Petrochemical Complex La Cangrejera in Veracruz. The pipeline was sectioned, the pumping of ethane stopped, and people were evacuated from the farmland El Paraíso. No damages were registered

In collaboration with the Governments of the states of Veracruz and Tabasco, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

PEMEX is committed with health, safety and environmental protection. The approved maintenance budget was increased to Ps. 53.2 billion (US$4.9 billion) in 2005 from Ps. 50.3 billion in 2004.

On July 16, 17 and 18, 2005, PEMEX implemented the Hurricane Emergency Response Plan (PREH4) to respond in an orderly and timely fashion to the presence of Hurricane Emily in the Sound of Campeche and the shores of Veracruz and Tamaulipas. The objective of the PREH is to protect the safety of PEMEX's personnel and infrastructure and to protect the environment.

During the implementation of the PREH, PEMEX evacuated all its personnel from the off-shore rigs in the Sound of Campeche and the Poza Rica - Altamira business unit, and shut its infrastructure. More than 15 thousand workers were withdrawn and production of 2,950 Mbd of oil and 1,600 MMcfd of natural gas, as well as 1,870 Mbd of oil exports were discontinued on July 18 and 19.

As means of prevention, PEMEX halted work at 36 drilling platforms and shut 10 gathering stations in the Northern region. In a priority mode, PEMEX appraised the pipelines in the urban areas and inspected its roads and infrastructure.

PEMEX performed a detailed inspection of the infrastructure both off-shore and on-shore in order to guarantee the existence of optimal safety conditions to carry on the production of hydrocarbons. Operations recommenced on July 20 and were fully resumed on July 22.

On June 28, 2005, the Chamber of Deputies approved a proposal to modify the fiscal regime for PEMEX in an Extraordinary Session. This proposal was previously approved by the Senate on April 27, 2005. Once the new fiscal regime is published in the Diario Oficial de la Federación, it will go into effect on January 1, 2006. The purpose of the new fiscal regime is to strengthen PEMEX's competitiveness and help improve its financial position. PEMEX anticipates that its debt would be lower than it would otherwise have been in an amount equivalent to the amount of its tax savings under the proposed new regime.

Under the proposed new tax regime, Pemex Exploration and Production will be governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities will continue to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

* Ordinary duty on hydrocarbons, with a variable tax rate depending on the average Mexican crude oil export price for the specific year after the implementation of the new proposal.5. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses, part of the funds for scientific and technological research and for the support of fiscal monitoring of oil activities and the other duties)6. The rate would vary from 78.68% to 87.81% (depending on the Mexican crude oil export price) in 2006, and would become a uniform rate of 79% in 2010 and thereafter
* Duty on hydrocarbons for the oil revenues stabilization fund, which is paid on the value of the extracted crude oil production, would range from 1% to 10%, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel7
* Extraordinary duty on crude oil exports of 13.1%, paid on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states' revenues

Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between PEMEX and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since PEMEX's official establishment in 1938, there have not been labor strikes or any other labor conflict that have put its operations at risk.

The collective bargaining agreement was renewed, effective August 1, 2003, and provided for a 4.3% increase in wages. On July 26, 2004, PEMEX and the Union entered into a side agreement, which provides for a 4% increase in wages, as well as an out-of-court settlement of a claim filed in August 2003 by the Union. PEMEX and the Union are negotiating an amendment to this side agreement in order to make any adjustments required by applicable regulations and to establish a mechanism for the payment of the agreed benefits. This amendment would be subject to the approval of the Board of Directors of Petróleos Mexicanos and the Ministry of Finance and Public Credit.

On June 15, 2005, PEMEX and the Union commenced the biannual negotiations regarding the collective bargaining agreement. As in all negotiations the Union has called PEMEX on strike if no agreement is reached before the set deadline, September 1, 2005. In case there was a prolonged work stoppage as a consequence of failed negotiations, this could have adverse effects on PEMEX's operations since the Union represents approximately 80.9% of the work force of Petróleos Mexicanos and its Subsidiary Entities. PEMEX expects that the negotiations will succeed in an orderly and timely manner and beneficially for both parties.

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone: (52 55) 1944 9700
Voice mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Esteban Levin
elevin@dcf.pemex.com

Celina Torres
ctorresu@dcf.pemex.com

David Ruelas
druelas@dcf.pemex.com

Rolando Galindo
rgalindog@dcf.pemex.com

Armando Acosta
aacosta@dcf.pemex.com

Alejandro Reyes
areyesv@dcf.pemex.com

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2005 exchange rate of Ps. 10.7752 per US dollar.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

1 Amounts in US dollars are translated at the June 30, 2005 exchange rate of Ps.11.1783 per US dollar.
2 Source: PMI.
3 PEMEX's subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.
4 Plan de Respuesta a Emergencias por Huracanes

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of June 30, 2005 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of June 30, 2005 and 2004 and for the six month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2004 and 2003.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. According that accounting policie, the financial statements ended at June 30, 2004 and 2005 are presented under the sames basis.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", went into effect, as issued by MIPA. As of June 30, 2005, PEMEX had recognized impairment in its fixed assets.

Since January 1st, 2004, PEMEX adopted the dispotitons of Bulletin D-3 "Labor Obligations", issues by MIPA, which incorporate rules of valuation, presentation and registration for the recognition of the remunerations for other later benefits to the retirement.

3. Accounts, notes receivable and other

As of June 30, 2005 and 2004 the accounts, notes and other are as follows:

	2005	2004
Trade-domestic	$ 34,386,106	$ 31,371,426
Trade-foreign	15,049,169	10,131,902
Pemex Finance, Ltd	8,715,658	8,715,250
Mexican Government, advance payments on minimum guaranteed dividends	5,123,414	5,374,776
Other accounts receivable	33,464,696	20,298,145
Less:allowance for doubtful accounts	(2,073,070)	(2,085,940)
	$ 94,665,973	$ 73,805,559

4. Inventories

As of June 30, 2005 and 2004 inventories are as follows:

	2005	2004
Crude oil, refined products, derivatives and petrochemical products	$ 39,638,153	$ 30,263,290
Materials and supplies in stock	3,741,393	3,832,681
Materials and products in transit	2,111,276	1,295,055
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,563,697)	(1,835,101)
	$ 43,927,125	$ 33,555,925

5. Properties and equipment

As of June 30, 2005 and 2004 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2005	2004
Land	$ 38,318,234	$ 38,798,257
Buildings	14,816,414	14,757,269
Wells and field assets	138,595,354	110,633,426
Plants, furniture and equipment	268,179,677	248,379,702
Offshore platforms	69,244,747	58,468,757
	$529,154,426	$471,037,411
Fixed assets pending disposition	($ 2,827,650)	$ 2,063,543
Construction spares	-	144,938
Construction in progress	85,497,964	98,194,673
	$ 611,824,740	$571,440,565

The depreciation of fixed assets and amortization of wells at the end of June 30, 2005 and 2004, recognized in cost and operating expenses, was Ps. 24,043,002 and Ps. 20,561,231, respectively. The accumulated depreciation and amortization as of June 30, 2005 and 2004 was Ps. 541,883,042 and Ps. 501,947,587, respectively.

6. Long-term debt

During the first six months of 2005, the following financing operations were performed:

Petróleos Mexicanos obtained trade loans for an aggregate amount of U.S.$29,700 from various financial institutions.
Master Trust obtained trade loans of U.S.$504,300 also from various financial institutions,
Master Trust obtained U.S$4,250,000 in syndicated loans.
On February 24, 2005, Master Trust issued bonds of €1,000 of 5.5% due in 2025.
On June 8, 2005, Master Trust issued bonds of U.S $1,500 of which U.S.$1,000 bear interest at 5.75% due in 2015 and U.S.$500,000 bear interest at 6.625% due in 2035.
In February 1, 2005, Petróleos Mexicanos, through the trustee F/163, issue indebtedness certificate by 1,697,654,000 UDIS, whose value in the issue date was Ps. 6,000,000. This issue was reopen of the first issue in UDIS that plase in December 23, 2004, whole maturity is of 15 years. In February 11, 2005, Petróleos Mexicanos, through the trustee F/163, issue indebtedness certificate by Ps. 15,000,000, of which Ps. 7,500,000 is rate Cetes 91 days plus 0.51%, due in february 2010 and Ps. 7,500,000 is rate Cetes 182 days plus 0.57%, due in January 2013. This issue was reopen in May 13, 2005, of which was issued $10,000,000 which $5,012,600 due in 2010 and $4,987,400 due in 2013.

During the first six months of 2005, Petróleos Mexicanos issued $13,000 and in the same period was paid the issues which take places on Decembrer 2004 and May 2005.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended June 30, 2005 and 2004, is analyzed as follows:

	2005	2004
Net loss for the year	$7,004,924	$(31,265,081)
Effect of restatement of the year - Net	(2,247,612)	1,635,046
Others	($3,317,524)	
Comprehensive loss for the year	1,439,788	$ (29,630,035)

8. Foreign currency position

As of June 30, 2005 and 2004, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
As at June 30,2005	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	14,894,539	(32,027,000)	(17,132,461)	10.7752	($184,605,694)
Japanese yen		(160,700,482)	(160,700,482)	0.0972	(15,620,087)
Pounds sterling	352	(468,242)	(467,890)	19.3102	(9,035,050)
Swiss francs		(42)	(42)	8.4018	(352)
Euros	8,634	(3,805,799)	(3,797,165)	13.0229	(49,450,100)
Net-short position before foreign-currency hedging					($258,711,283)

As at June 30,2004

U.S. dollars	6,888,556	(33,291,152)	(26,402,596)	11.5258	($304,311,042)
Japanese yen		(149,298,039)	(179,278,039)	0.10558	(18,928,175)
Pounds sterling	284	(467,083)	(466,099)	20.89282	(9,752,755)
Swiss francs		(28,973)	(28,973)	9.20082	(266,577)
Euros	1,433,722	(3,709,111)	(2,275,389)	14.01768	(31,895,669)
Net-short position before foreign-currency hedging					($365,154,218)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of June 30, 2005 and 2004 of $1,555,476 and $2,042,473 respectibely. This liability is included in the "Reserve for sundry creditors and others".

c. As of June 30, 2005, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $13,429,183. At June 30, 2005 and 2004, PEMEX has accrued $1,591,146 and $1,420,435 respectibely, related to these contingencies.

d. PEMEX is involved in an arbitration lawsuit with Conproca, S. A. de C. V. (" Conproca "). According to the last upgrade of the parts claims made before the Arbitration Tribunal, the demanded benefits for Conproca are quantified in US $632,801. PEMEX has against-demanded the payment in an amount of US $907,660.

For that makes to the procedural state of lawsuit, they are pending diverse stages like they are it among other, give it offer of tests, the presentation gives expert verdicts, relieve of testimonial and celebration of diverse audiences in those that will notice the responsibilities the parts. According to the procedural calendar approved by the Tribunal, the actions to relieve is programmed to be carried out during the years 2005 and 2006. With base in the analysis made by the Administration of PEMEX, it was not necessary to register a provision for this concept.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 886,171). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,152). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 55,321), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 44,713), plus interest accrued since the date the payment was ceased an annual rate of 6%. PEMEX appealed this decision, and the appeal is pending resolution.

f. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at June 30,2005					
Trade Income					
External Costumers	$ -	$164,415,176	$58,942,728	$9,611,850	$184,021,970
Intersegments	310,652,117	17,223,524	33,922,117	4,537,943	38,680,221
Operation Gain (Loss)	235,824,511	8,402,733	5,454,304	(3,191,050)	(7,513,703)
Net Gain (Loss)	6,476,186	(3,422,416)	7,287,885	(4,701,284)	11,406,333
Total Assets	673,602,814	283,242,662	101,669,081	48,447,933	1,314,552,443
As at June 30,2004					
Trade Income					
External Costumers	$ -	$154,138,173	$55,674,976	$7,435,046	$149,442,236
Intersegments	262,098,676	13,301,589	31,048,362	3,548,183	41,904,831
Operation Gain (Loss)	197,678,656	27,793,521	6,292,071	(4,512,979)	1,465,106
Net Gain (Loss)	(6,003,174)	(26,996,375)	4,458,946	(8,076,262)	(21,504,088)
Total Assets	680,348,774	252,479,146	94,301,579	33,645,863	918,399,691

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	134,233
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,382,829
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	287,927
P.M.I. Holdings B.V.	Holding	40	100.00	79	3,339,852
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	114,561
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,026,483
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	70,151
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	470,420
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				**134,086**	**6,826,456**
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,800	4.94	0	16,170,086
Deer Park Refining Limited	Refining company	1	0.00	0	5,038,819
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.80	178,796	141,820
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	923,854
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	933,840
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	119,092
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	13,660
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	20,738
Other Investments		1	0.00	0	(56,652)
Total Investments in Affiliates				**695,290**	**23,305,257**
OTHER PERMANENT INVESTMENTS					**45,020**
TOTAL					**30,176,733**

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (1) (8)	28/04/2008	3.32	-	-	-	1,077,520	1,077,520	1,077,520	-	-	-	-	-	-	-	-
BANCA SERFIN S.A. (6) (11)	30/03/2009	10.04	888,889	2,666,667	-	-	-	-	-	-	-	-	-	-	-	-
BANCO BILBAO VIZCAYA-MEXICO, S.A.(BBV) (6) (11)	26/09/2005	10.00	2,500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Banco Nacional de México, S.A.	05/11/2012	11.00	-	4,000,000	-	-	-	-	-	-	-	-	-	-	-	-
BANCO MERCANTIL DEL NORTE, S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	10.01	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	30/06/2018	5.44	-	-	107,752	107,752	215,504	215,504	215,504	1,939,536	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (8)	18/08/2005	3.08	-	-	3,232,560	-	-	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	18/09/2006	10.02	-	1,000,000	-	-	-	-	-	-	-	-	-	-	-	-
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	3.37	-	-	-	-	-	-	-	-	-	646,512	646,512	-	-	-
BANCO SANTANDER MEXICANO, S.A. (1) (8)	19/09/2013	3.31	-	-	53,876	53,876	2,801,552	107,752	107,752	484,884	-	-	-	-	-	-
BANCO SANTANDER MEXICANO, S.A. (6) (11)	23/11/2012	10.02	-	3,000,000	-	-	-	-	-	-	-	-	-	-	-	-
BANK OF AMERICA (1) (8)	26/12/2006	3.26	-	-	-	-	-	-	-	-	202,141	202,141	202,142	-	-	-
BANK OF AMERICA (2) (8)	23/12/2008	2.23	-	-	-	-	-	-	-	-	2,991	2,990	2,991	-	-	-
BANK OF AMERICA (4) (8)	23/12/2008	0.81	-	-	-	-	-	-	-	-	479	479	479	-	-	-
BANOBRAS (1) (8)	16/11/2006	2.90	-	-	45,962	45,962	45,963	-	-	-	-	-	-	-	-	-
BANOBRAS (GOBIERNO FEDERAL) (1) (8)	28/12/2006	3.06	-	-	136,583	136,583	136,584	-	-	-	-	-	-	-	-	-
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	10.36	555,556	5,388,889	-	-	-	-	-	-	-	-	-	-	-	-
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	9.99	-	4,945,000	-	-	-	-	-	-	-	-	-	-	-	-
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	-	2,055,000	-	-	-	-	-	-	-	-	-	-	-	-
CITIBANK N.A. (1) (8)	22/03/2012	3.40	-	-	-	-	-	-	-	-	-	-	-	-	3,190,229	42,604,371
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	7.61	-	-	-	-	-	-	-	-	-	81,256	75,962	283,625	173,849	533,459
GOBIERNO FEDERAL DERIVACION DE FONDOS (1) (8)	16/11/2008	3.26	-	-	375,212	375,212	375,211	-	-	-	-	-	-	-	-	-
GOBIERNO FEDERAL DERIVACION DE FONDOS (2) (8)	16/11/2008	2.40	-	-	3,319	3,319	3,318	-	-	-	-	-	-	-	-	-
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	9.98	-	1,000,000	-	-	-	-	-	-	-	-	-	-	-	-
NACIONAL FINANCIERA, S.N.C. (1) (7)	29/12/2008	5.58	-	-	-	-	-	-	1,077,520	-	-	-	-	-	-	-
NACIONAL FINANCIERA, S.N.C. (3) (7)	15/12/2009	4.20	-	-	116,888	116,888	233,776	233,776	233,776	116,887	-	-	-	-	-	-
PHILIP MORRIS CAPITAL CORP. (1) (7)	30/05/2009	8.11	-	-	-	-	-	-	-	-	-	125,376	149,645	144,849	75,781	-
WESTLB AG, LONDON BRANCH (1) (8)	17/05/2007	2.70	-	-	-	-	-	-	-	-	107,752	107,752	484,884	-	-	-
ACCRUED INTEREST PAYABLE	31/12/2005	0.00	4,698	-	70,571	-	-	-	-	-	384,826	-	-	-	-	-
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	-	-	-	-	-	-	-	-	865,464	-	1,841,505	1,999,441	2,170,923	3,610,426
ACCRUED INTEREST PAYABLE CONPROCA	15/06/2005	0.00	-	-	-	-	-	-	-	-	38,157	-	-	-	-	-
FSO INC. (1) (7)	30/01/2009	15.00	-	-	-	-	-	-	-	-	148,475	-	380,952	291,146	66,144	-
CSM (1) (8)	01/04/2009	4.81	-	-	-	-	-	-	-	-	161,528	-	368,770	144,003	63,240	-
SALES OF ACCOUNT RECEIVABLES	15/11/2018	8.96	-	-	-	-	-	-	-	-	-	-	-	-	-	8,230,603
GUARANTEED BANK LOANS																
NACIONAL FINANCIERA, S.N.C. (3) (7)	20/11/2015	2.90	-	-	156,625	156,625	313,250	313,249	313,249	2,036,121	-	-	-	-	-	-
A/S EXPORTFINANS (1) (7)	30/06/2013	4.14	-	-	-	-	-	-	-	-	142,315	142,315	289,651	288,443	139,434	350,133
ABN AMRO BANK, N.V. (1) (7)	29/03/2014	4.50	-	-	-	-	-	-	-	-	95,667	95,666	191,333	191,333	191,333	956,665
ABN AMRO BANK, N.V. (1) (8)	15/06/2014	3.51	-	-	-	-	-	-	-	-	1,042,987	1,065,172	2,130,343	2,130,343	2,130,343	5,733,158
BANCO SANTANDER CENTRAL HISPANO (1) (8)	27/09/2009	3.21	-	-	-	-	-	-	-	-	152,915	148,369	176,527	143,492	41,197	19,355
BARCLAYS BANK PLC (1) (8)	20/03/2014	3.05	-	-	-	-	-	-	-	-	363,174	363,174	726,347	726,347	726,347	2,531,069
BNP PARIBAS (1) (8)	05/06/2014	3.31	-	-	-	-	-	-	-	-	215,504	469,038	938,076	938,076	938,076	4,690,382
J.P. MORGAN CHASE (1) (8)	07/03/2012	3.20	-	-	-	-	-	-	-	-	33,324	33,324	66,649	66,649	66,649	179,984
DEUTSCHE BANK, S.A.E. (1) (8)	16/12/2013	2.72	-	-	-	-	-	-	-	-	12,784	12,784	25,567	25,567	25,567	98,039
DRESDNER BANK AG (1) (8)	01/06/2012	2.62	-	-	-	-	-	-	-	-	128,864	128,864	257,727	257,727	257,727	755,008
EXPORT DEVELOPMENT CANADA (EDC) (1) (7)	15/05/2006	5.69	-	-	-	-	-	-	-	-	6,471	4,448	-	-	-	-
EXPORT DEVELOPMENT CANADA (EDC) (1) (8)	30/06/2015	3.37	-	-	-	-	-	-	-	-	244,616	241,541	477,484	471,893	458,390	1,547,675
HSBC BANK PLC (1) (8)	06/10/2014	2.94	-	-	-	-	-	-	-	-	77,270	86,243	197,635	197,635	197,635	804,304
HSBC BANK PLC (1) (7)	26/09/2011	5.87	-	-	-	-	-	-	-	-	44,619	44,618	87,940	86,643	56,297	137,012
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	6.00	-	-	-	-	-	-	-	-	10,384	9,768	9,768	-	-	
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	3.09	-	-	-	-	-	-	-	-	111,891	111,891	223,783	223,783	223,852	648,682
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	3.44	-	-	-	-	-	-	-	-	25,497	25,497	50,994	50,994	50,995	152,983
HSBC BANK, PLC (1) (7)	29/10/2007	6.34	-	-	-	-	-	-	-	-	34,625	28,012	34,122	10,733	-	-
HSBC BANK, PLC (1) (8)	17/04/2014	3.39	-	-	-	-	-	-	-	-	10,316	10,316	20,633	20,633	20,633	103,164
SOCIETE GENERALE (1) (8)	02/08/2010	3.14	-	-	-	-	-	-	-	-	315,128	332,532	504,230	361,874	232,734	143,874

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
STANDARD CHARTERED BANK (1) (8)	25/01/2014	2.79	-	-	-	-	-	-	-	-	107,752	234,519	469,038	469,038	469,038	2,142,940
THE BANK OF TOKYO, MITSUBISHI, LTD. (1) (8)	10/12/2014	3.01	-	-	-	-	-	-	-	-	239,449	347,201	694,402	694,402	694,401	4,393,887
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/08/2012	6.64	-	-	-	-	-	-	-	-	107,752	107,752	215,504	215,504	215,504	646,512
TORONTO DOMINION BANK (1) (8)	20/10/2009	3.34	-	-	-	-	-	-	-	-	50,505	50,505	101,010	101,010	97,202	18,075
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	-	-	-	-	-	-	-	-	345	345	689	689	689	3,514
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	08/03/2017	1.00	-	-	-	-	-	-	-	-	-	-	-	50,568	50,568	404,625
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	1.98	-	-	-	-	-	-	-	-	678,819	678,819	1,357,522	1,357,522	1,357,522	1,357,512
ACRCRUED INTEREST PAYABLE	31/12/2005	0.00	-	-	10,714	-	-	-	-	-	390,488	-	-	-	-	-
TOTAL BANK LOANS			4,449,143	24,055,550	4,310,062	2,073,737	6,202,678	1,947,801	1,947,801	4,677,428	9,555,274	5,939,219	13,380,816	11,943,962	14,382,299	82,797,411
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
ABN AMRO BANK (MEXICO) S.A. (6) (10)	07/07/2005	9.38	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
ABN AMRO BANK (MEXICO) S.A. (6) (10)	14/07/2005	9.45	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
ABN AMRO BANK (MEXICO) S.A. (6) (10)	21/07/2005	9.54	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
ABN AMRO BANK (MEXICO) S.A. (6) (10)	28/07/2005	9.62	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (12)	04/02/2010	9.27	-	12,512,600	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (12)	08/10/2009	10.12	-	13,500,000	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (12)	18/10/2007	10.02	-	13,000,000	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (12)	31/01/2013	9.25	-	12,487,400	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (13)	05/12/2019	0.00	-	11,000,000	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA, S.A DE C.V. (6) (7)	14/10/2010	8.38	-	6,172,000	-	-	-	-	-	-	-	-	-	-	-	-
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	-	-	-	-	-	-	-	-	-	-	-	-	6,446,156	-
DEUTSCHE BANK (1) (7)	15/03/2006	9.50	-	-	-	-	-	-	-	-	-	1,037,156	-	-	-	-
DEUTSCHE BANK (1) (7)	01/02/2009	7.88	-	-	-	-	-	-	-	-	-	-	-	-	10,775,200	-
DEUTSCHE BANK (1) (7)	01/02/2022	8.63	-	-	-	-	-	-	-	-	-	-	-	-	-	10,775,200
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	-	-	-	-	-	-	-	-	-	-	-	-	-	8,081,400
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	-	-	-	-	-	-	-	-	-	-	-	-	-	10,775,200
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	-	-	-	-	-	-	-	-	-	-	-	-	8,081,400	-
DEUTSCHE BANK (1) (7)	15/03/2006	9.50	-	-	-	-	-	-	-	-	-	4,350,444	-	-	-	-
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	-	-	-	-	-	-	-	-	-	-	-	4,305,975	-	-
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	-	-	-	-	-	-	-	-	-	-	-	-	-	3,819,561
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	-	-	-	-	-	-	-	-	-	-	-	-	-	3,493,535
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	-	-	-	-	-	-	-	-	-	-	-	2,159,145	-	-
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	-	-	-	-	-	-	-	-	-	-	-	-	-	490,519
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	-	-	-	-	-	-	-	-	-	-	-	-	-	277,785
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	-	-	-	-	-	-	-	-	-	-	-	-	-	18,856,600
DEUTSCHE BANK (1) (7)	15/12/2015	5.75	-	-	-	-	-	-	-	-	-	-	-	-	-	10,775,200
DEUTSCHE BANK (1) (7)	15/02/2008	6.50	-	-	-	-	-	-	-	-	-	-	-	10,775,200	-	-
DEUTSCHE BANK (1) (7)	15/06/1935	6.63	-	-	-	-	-	-	-	-	-	-	-	-	-	5,387,600
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	-	-	-	-	-	-	-	-	-	-	-	-	-	18,856,600
DEUTSCHE BANK (1) (7)	01/06/2007	9.00	-	-	-	-	-	-	-	-	-	-	1,706,285	-	-	-
J.P. MORGAN CHASE (1) (8)	15/06/2010	3.01	-	-	-	-	-	-	-	-	-	-	-	-	-	16,162,800
J.P. MORGAN CHASE (1) (8)	15/10/2009	3.14	-	-	-	-	-	-	-	-	-	-	-	-	-	5,387,600
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,693,800
CITIBANK, N.A. (1) (7)	01/06/2007	9.00	-	-	-	-	-	-	-	-	-	-	987,515	-	-	-
CITIBANK N.A. (2) (7)	13/08/2007	7.38	-	-	-	-	-	-	-	-	-	-	-	5,044,329	-	-
DEUTSCHE BANK (2) (9)	04/03/2008	9.10	-	-	-	-	-	-	-	-	-	-	-	1,345,154	-	-
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	-	-	-	-	-	-	-	-	-	-	-	6,511,455	-	-
DEUTSCHE BANK (2) (7)	24/02/2025	5.50	-	-	-	-	-	-	-	-	-	-	-	-	-	13,022,910
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63	-	-	-	-	-	-	-	-	-	-	-	-	-	9,767,183
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	-	-	-	-	-	-	-	-	-	-	-	-	-	6,511,455
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38	-	-	-	-	-	-	-	-	-	-	-	-	-	11,069,474
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	-	-	-	-	-	-	-	-	-	-	-	-	-	7,724,096
LLOYDS TSB (5) (7)	31/03/2006	14.50	-	-	-	-	-	-	-	-	-	965,512	-	-	-	-

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOW

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	-	-	-	-	-	-	-	-	-	-	-	-	-	2,915,700
ACCRUED INTEREST PAYABLE	31/12/2005	0.00	-	-	-	-	-	-	-	-	4,122,585	-	-	-	-	-
PRIVATE PLACEMENTS																
GUARANTEED																
REPCON LUX	26/01/2011	4.50	-	-	-	-	-	-	-	-	-	-	-	-	-	14,802,302
ACCRUED INTEREST PAYABLE REPCON LUX	31/12/2005	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			2,000,000	68,672,000							4,409,380	6,353,112	12,693,800	30,141,258	25,302,756	181,646,520
SUPPLIERS																
SUPPLIERS																
VARIOUS			22,394,614													
TOTAL SUPPLIERS			22,394,614													
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER LIABILITIES			18,498,271													
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			18,498,271													
TOTAL			47,342,028	92,727,556	4,310,062	2,073,737	5,202,878	1,947,801	1,947,801	4,577,428	10,964,654	12,292,331	16,074,616	42,085,220	39,685,055	264,443,931

NOTES:

CURRENCIES	*ACCOUNTING EXCHANGE RATES*
(1) Dollars	10.7752
(2) Euros	13.02291
(3) Japanese Yens	0.09719
(4) Swiss Francs	9.35579
(5) Sterling Pounds	19.31024
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**14,894,539**	**160,491,638**	**11,066**	**119,238**	**160,610,876**
LIABILITIES POSITION	**32,027,000**	**345,097,333**	**6,888,447**	**74,224,396**	**419,321,729**
SHORT TERM LIABILITIES POSITION	[illegible]	[illegible]	[illegible]	[illegible]	
LONG TERM LIABILITIES POSITION	[illegible]	[illegible]	[illegible]	[illegible]	
NET BALANCE	**(17,132,461)**	**(184,605,695)**	**(6,877,381)**	**(74,105,158)**	**(258,710,853)**

(1)FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

[illegible] 10.77[illegible]

[illegible] 0.0[illegible]19

[illegible] 19[illegible]024

[illegible] [illegible]9

[illegible] 1[illegible]22[illegible]

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	2,782,116
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					2,782,116

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED AMOUNT OF 2,782,116 THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP			
Crude oil production (tbpd)		3,481	97
Gas Production (mmcfpd)		4,841	98
REFINING			
Atmospheric destillation capacity (tbpd)		1,540	86
Cadereyta		275	77
Madero		190	78
Minatitlán		185	90
Salamanca		245	80
Salina Cruz		330	90
Tula		315	96
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS			
Sweetening Gas plant (mmcfpd)		4,503	71
Cactus		1,960	74
Nuevo Pemex		880	83
Ciudad Pemex		1,290	63
Matapionche		109	72
Poza Rica		230	48
Arenqe		34	100
PETROCHEMICALS			
Production Capacity (tt)		6,239	50
Camargo (in desincorporation process)		166	*
Cangrejera		1,618	88
Cosoleacaqe		2,474	25
Escolín		168	10
Independencia		143	54
Morelos		1,125	72
Pajaritos		508	33
Tula		38	83
Distribution Facilities			
Petrochemicals (tt)Note 1		207,615	88

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in desincorporation process.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	358		351	16,900,255			
DIESEL	318		313	37,402,016	100.00	Pemex Diesel	Distributors
L.P. GAS	253		315	23,196,390			
MAGNA SIN GASOLINE	413		548	68,247,799	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	47		110	15,042,677	100.00	Pemex Premium	Distributors
JET FUEL	64		61	7,411,357			
OTHER REFINED PRODUCTS	126		69	2,995,156			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	686		422	1,193,145	86.00	(A)	E)
ETHANE DERIVATIVES	1,175		456	5,009,717	58.00	(B)	F)
AROMATICS AND DERIVATIVES	599		279	2,696,051	48.00	(C)	(G)
PROPYLENE AND DERIVATIVES	54		43	1,597,458	20.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	2,847		663	655,933			(I)
DRY GAS	3,160		2,721	34,933,146			(J)
IEPS				15,444,893			
EFFECT B-10				243,761			
T O T A L				32,969,754			

OBSERVATIONS:

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes and orthoxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) MASAGRO S.A. DE C.V., INTEGRADORA APRODIFER, S.A. DE C.V., UNIVEX, S.A., AGROGEN, S.A. DE C.V., FERTILIZANTES TEPEYAC, S.A. DE C.V., FERTIREY, S.A. DE C.V., NITROAMONIA DE MEXICO, S. A. DE C.V.

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V., DISTRIBUIDOREA DON RAMIS, S.A. DE C.V., POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. INTERNACIONALES, S.A. DE C.V., POLIMEROS NACIONALES, S.A. DE C.V., S.A. DE C.V., GRUPO CELANESE, S.A.

(G) PETROCEL, S.A., RESIRENE, S.A. DE C.V., POLIESTIRENO Y DERIVADOS, S.A. DE C.V., NEGOCIACION ALVI, S.A. DE C.V., MEXICANA DE RESINAS, S.A. DE C.V., COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.

(H) CELULOSA Y DERIVADOS, S.A. DE C.V.; DOW QUIMICA MEXICANA, S.A. DE C.V.; POLIOLES, S.A. DE C.V.

(I) CRYOINFRA, S.A. DE C.V., PRAXAIR MEXICO, S.A. DE C.V. Y LUCABA, S.A.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), LY F DEL CENTRO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (bd)			1,806	139,174,010			
REFINED PRODUCTS			191	6,643,471			
PETROCHEMICAL PRODUCTS			261	9,867,516			
MARGINAL EFFECT				28,183,874			
B-10 EFFECT				153,099			
TOTAL				84,021,970			

Tbd - thousand barrels per day
M$ thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA		0						121,430,230
TOTAL			0	0	0	0	0	121,430,230

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currencyand Translation of Financial Statements of Foreign Operations, issued bythe MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Eqityas a result of translation .

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX   QUARTER: 2   YEAR: 2005

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETRÓLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO ELIZONDO BARRAGÁN
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felizondo@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA

ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	IN CHARGE OF THE GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA

ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. GUSTAVO M. SAAVEDRA ORDORIKA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	gsaavedra@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETRÓLEOS MEXICANOS

NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 08
FAX:	19 44 31 40
E-MAIL:	hnino@dca.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 2 YEAR: 2005

PETROLEOS MEXICANOS

CONSOLIDATED

Fnlpting

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, JULY 28TH, 2005

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 2 YEAR: 2005

PETROLEOS MEXICANOS

CONSOLIDATED

Fhlpting

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

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(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ______________________
Juan José Suárez Coppel
Chief Financial Officer

Date: August 10, 2005

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.